Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

November 3, 2011

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:

JH Designs, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1

Filed November 3, 2011

File No. 333-174196

Dear Ms. Ransom:

Pursuant to the letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 17, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 5 to the Company’s Form S-1 was filed with the Commission via EDGAR on November 2, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 5 to the Company’s Form S-1.

Description of Business, page 15

1. We note your response to the third bullet in comment two in our letter dated September 30, 2011.  Please revise your disclosure to explain the difference between publishing and printing the book.

Company Response:  The Company has added the following footnote number three to the chart on page 17, under Description of Business:

(3) For the purposes of this prospectus, “published” means that Mr. Hopp’s book is finished and in final form and the publisher of the book is ready to print the book in both electronic and paper forms.  By contrast, by using the term “printing,” we mean that the book can be delivered to purchasers in both electronic and paper form.

Future Plans, page 17

2. We note your response to comment three in our letter dated September 30, 2011.  Please correct the total estimated cost figure in the table on page 17.

Company Response:  The Company has corrected the figure from $201,000” to “$223,000” and made corresponding changes to the Liquidity and Capital Resources section on page 22.

3. We note your response to comment two in our letter dated September 30, 2011 and the addition of footnote (1) to the table under this heading indicating that you will prioritize funding "first to complete printing of book published September 28, 2011, and then all other activities listed in order of which they are listed in this chart."  This appears to be inconsistent with your disclosure in the first paragraph on page 18.  Please revise or advise.

Company Response:  On page the Company has deleted the sentences, “Once this item is completed, our first priority will be to install new computer system and inventory programs.  Our second priority will be using marketing to reach key players in the real estate market.”  The priority of the planned business activities is state in footnote one above the first paragraph on page 18.

Exhibits and Financial Statement Schedule, page II-2

4. Please file your current debt agreements as you indicated you would in your response letter dated July 21, 2011.

Company response:  The Company has filed Mr. Hopp’s agreement with Wells Fargo as Exhibit 10.4 to the Form S-1. The note payable to an unrelated third party reference in Note 6 to the Company’s financial statements does not exist in written form and the loan is an oral contract.  Accordingly, the Company is not filing a copy of a note payable.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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